SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No         X

ON AUGUST 8, 2008, KOOKMIN BANK FURNISHED A PUBLIC NOTICE REGARDING THE CONVOCATION OF ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 25, 2008.

Agenda for Extraordinary General Meeting of Shareholders

AGENDUM 1. APPROVAL OF THE STOCK TRANSFER PLAN TO ESTABLISH A FINANCIAL HOLDING COMPANY THROUGH A COMPREHENSIVE STOCK TRANSFER

•

Approval of the stock transfer plan (including the proposed articles of incorporation of KB Financial Group and the election of directors of KB Financial Group, including those who will serve as members of the Audit Committee of the board of directors).

AGENDUM 2. APPROVAL OF AN AMENDMENT IN THE SETTLEMENT METHOD FOR KOOKMIN BANK’S OUTSTANDING STOCK OPTIONS

•

Approval of an amendment in the settlement method for our outstanding stock options to provide for cash settlement of the difference between the exercise price of the stock options and the market price of KB Financial Group common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 8, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO
Executive Director